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                          July 22, 2022

       David Willetts
       President, Chief Executive Officer
       Icahn Enterprises L.P.
       16690 Collins Avenue, PH-1
       Sunny Isles Beach, FL 33160

                                                        Re: Icahn Enterprises
L.P.
                                                            Registration
Statement on Form S-3
                                                            Filed July 15, 2022
                                                            File No. 333-266174

       Dear Mr. Willetts:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Louis Rambo